Filed pursuant to Rule 424(b)(3)
File No. 333-248546
File No. 333-248545
File No. 333-241569
File No. 333-230623
File No. 333-254650

TEUCRIUM CORN FUND
TEUCRIUM SUGAR FUND
TEUCRIUM SOYBEAN FUND
TEUCRIUM WHEAT FUND
TEUCRIUM AGRICULTURAL FUND

Supplement dated September 13, 2021
to
Prospectus dated May 1, 2021 (as supplemented July 6, 2021)

This supplement updates the prospectuses dated May 1, 2021 (as supplemented July 6, 2021) of the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, Teucrium Wheat Fund, and Teucrium Agricultural Fund (each, a “Fund”, and together, the “Funds”), with the following information. It should be read in its entirety and kept together with your prospectuses for future reference.

Legal Matters. The following information replaces the “Litigation and Claims” section in each prospectus that appears under the caption “Legal Matters” and supersedes the supplement to each Fund’s prospectus dated July 6, 2021.

Litigation and Claims

On November 30, 2020, certain officers and members of Teucrium Trading, LLC (the “Sponsor”), along with the Sponsor, filed a Verified Complaint (as amended through the Amended Verified Complaint filed on February 18, 2021) (the “Gilbertie complaint”) in the Delaware Court of Chancery, C.A. No. 2020-1018-AGB. The Gilbertie complaint asserts various claims against Dale Riker, the Sponsor’s former Chief Executive Officer and Barbara Riker, the Sponsor’s former Chief Financial Officer and Chief Compliance Officer. Sal Gilbertie v. Dale Riker, et al., C.A. No. 2020-1018-AGB (Del. Ch.) (the “Gilbertie case”)

Among other things, the Gilbertie complaint responded to and addressed certain allegations that Mr. Riker had made in a draft complaint that he threatened to file (and subsequently did file) in New York Supreme Court. See Dale Riker v. Sal Gilbertie, et al., No. 656794-2020 (N.Y. Sup. Ct.). On April 22, 2021, the Supreme Court of the State of New York, New York County dismissed Mr. Riker’s case without prejudice to the case being refiled after the conclusion of the Gilbertie case in Delaware Chancery Court. See Dale Riker, et al. v. Teucrium Trading, LLC et al, Decision + Order on Motions, No. 6567943-2020 (N.Y. Sup. Ct) (Apr. 22, 2021).

The Gilbertie complaint asserts claims for a declaration concerning the effects of the final order and judgment in an earlier books and records action; for a declaration concerning Mr. Riker’s allegation that Mr. Gilbertie had entered into an agreement to purchase Mr. Riker’s equity in the Sponsor; for an order compelling the return of property from Mr. Riker; for a declaration concerning Mr. Riker’s allegations that the Sponsor and certain of the plaintiffs had improperly removed him as an officer and caused purportedly false financial information to be published; for breach of Ms. Riker’s separation agreement with the Sponsor; for tortious interference by Mr. Riker with Ms. Riker’s separation agreement; for a declaration concerning the releases that had been provided to Ms. Riker through her separation agreement; for breach of the Sponsor’s Operating Agreement by Mr. Riker; and for breach of fiduciary duty by Mr. Riker.

On June 29, 2021, Dale Riker, individually and derivatively on behalf of the Sponsor, filed a new suit in the Court of Chancery of the State of Delaware against the Sponsor’s officers and certain of the Sponsor’s Class A Members. See Dale Riker v. Salvatore Gilbertie et al., C.A. No. 2021-0561-LWW. (the “Riker case”). On September 7, 2021, Dale Riker and Barbara Riker filed their answers to the Gilbertie complaint. As a result of the Court having ordered the consolidation of the Gilbertie case and Riker case, the claims in the Riker case were re-filed as counterclaims in the Gilbertie case, which accompanied the Rikers’ answers. The now-consolidated Gilbertie case and the Riker case is captioned Sal Gilbertie, Cory Mullen-Rusin, Steve Kahler, Carl Miller III, and Teucrium Trading LLC v. Dale Riker and Barbara Riker, C.A. No. 2020-1018-LWW.

Through their counterclaims, the Rikers assert direct and derivative claims for breach of fiduciary duty, breach of contract, declaratory relief, specific performance, unjust enrichment, fraud, and conspiracy to commit fraud. The Sponsor intends to pursue its claims and defend vigorously against the Rikers’ counterclaims in Delaware.

Except as described above, within the past 10 years of the date of this prospectus, there have been no material administrative, civil or criminal actions against the Sponsor, any of the Funds, or Teucrium Commodity Trust (of which each Fund is a separate portfolio), or any principal or affiliate of any of them.  This includes any actions pending, on appeal, concluded, threatened, or otherwise known to them.